MEMORANDUM
TO:	Sally Samuel U.S. Securities and Exchange Commission
FROM:	Diana R. Gonzalez Associate General Counsel Jackson National Asset Management, LLC
DATE:	August 4, 2015
SUBJECT:
Response to Comments to the Registration Statement filed on Form N-1A on June 9, 2015 for Jackson Variable Series Trust ("JVST" or "Registrant")
File Nos: 333-177369 and 811-22613 (the "Registration Statement")

This memorandum addresses the U.S. Securities and Exchange Commission staff's ("Commission" and "Commission Staff," as appropriate) comments received via telephone on July 23, 2015 to the Registration Statement.

The comments are repeated below in italics, with responses immediately following.

1.	General Comments

a.	Please refile the Tandy Representation Letters to reflect the following statement:

•	the registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE:  The Registrant has refiled the Tandy Representation Letter to reflect the requested statements.

2.	JNL/Mellon Capital Frontier Markets 100 Index Fund

a.
On page 2 of the Registration Statement, in the "Annual Fund Operating Expense" table, please delete footnote 1 and show the components of the "Other Expenses" in accordance with Form N-1A, Item 3, Instruction 3(c)(iii).

RESPONSE:  The Registrant notes that, pursuant to Instruction 3(c)(iii) to Item 3 of Form N-1A, showing the components of "Other Expenses" is optional, not required, in that the Instruction states that that the Registrant may subdivide the "Other Expenses" caption or include the components of "Other Expenses" in a parenthetical to the caption.  The Registrant believes that the footnote to the table adequately discloses the largest expense comprising "Other Expenses" for the Fund in a way that is clear to shareholders.  Accordingly, the Registrant respectfully declines this request.

b.	On page 3 under "Principal Investment Strategies," please clarify the types of exchange-traded funds that the JNL/Mellon Capital Frontier Markets 100 Index Fund intends to use.

RESPONSE:  The Registrant has updated the Fund's "Principal Investment Strategies" section to clarify that the Fund will typically invest in frontier markets, emerging markets, and/or single country exchange-traded funds.

c.
Given that the JNL/Mellon Capital Frontier Markets 100 Index Fund is a non-diversified fund, explain how the Fund concentrates its investments in an industry or group of industries to the extent that the Index the Fund is designed to track is also concentrated.  Also, define or describe those industries.

RESPONSE:  The Registrant notes that the Fund is considered a non-diversified fund because, pursuant to Section 5(b)(2) of the Investment Company Act of 1940, as amended (the "1940 Act"), it is not a diversified company that meets the requirements in Section 5(b)(1) of the 1940 Act. With respect to industry concentration, the Registrant notes that the Fund has a fundamental policy not to invest more than 25% of the value of its assets in any particular industry, and further notes that, pursuant to the disclosure on page 59 in the Fund's Statement of Additional Information, industry classifications may be narrowly defined.  Given that the Fund seeks to track the performance of the MSCI Frontier Markets 100 Index (the "Index"), the Fund will concentrate its investments similar to the concentration of the Index, while remaining within the parameters of the Fund's fundamental policies.

d.
Please confirm whether or not the changes to the investment strategies and policies for the JNL/Mellon Capital Frontier Markets 100 Index Fund were approved by shareholders, and please indicate whether any future changes to the Fund will be approved by shareholders.

RESPONSE:  The Registrant notes that the shareholders of the Fund did not approve the changes to the investment strategies and policies since none of the changes were to the fundamental policies of the Fund.  The change to the Fund's sub-adviser is being made pursuant to an exemptive order from the SEC that generally permits Jackson National Asset Management, LLC ("JNAM"), the Fund's investment adviser, with approval from the Trust's Board of Trustees, to appoint, dismiss, and replace each Fund's unaffiliated sub-adviser(s) and to amend the advisory agreements between JNAM and the unaffiliated sub-advisers, without obtaining shareholder approval.  The Registrant confirms that any future changes to the Fund that would require shareholder approval will be put to a shareholder vote.

e.
On page 3 under "Principal Investment Strategies," please clarify the types of derivatives that the JNL/Mellon Capital Frontier Markets 100 Index Fund intends to use and describe the purpose for which each type of derivative will be used.

RESPONSE:  The Registrant has updated the language in the Fund's "Principal Investment Strategies" to clarify that the Fund typically uses futures for the purposes of managing cash flows and converting balance sheet accruals to equity positions.

f.
On page 3 under "Principal Investment Strategies," please reword the following statement in plain English, "The Fund may also invest in derivative securities and exchange-traded funds to manage cash flows and equitize accruals."

RESPONSE:  The Registrant has updated the language as follows:

The Fund may also invest in derivative securities (typically, futures contracts) and exchange-traded funds (typically, frontier markets, emerging markets, and/or single country exchange-traded funds) ~~to manage~~ for the purposes of managing cash flows and converting balance sheet ~~equitize~~ accruals to equity positions.

g.
Please describe the types of swaps transactions that the JNL/Mellon Capital Frontier Markets 100 Index Fund is investing in and indicate whether the Fund is utilizing total return swaps.  Also, please disclose that segregated assets will need to be set aside to cover obligations.

RESPONSE:  The Registrant does not intend to utilize swaps or total return swaps as part of the Fund's principal investment strategies.

h.
Please indicate whether the JNL/Mellon Capital Frontier Markets 100 Index Fund is investing in Credit Default Swaps.  If so, please include disclosure that the Registrant must set aside the full notional value of the Credit Default Swaps in order to cover the obligations.

RESPONSE:  The Registrant does not intend to utilize Credit Default Swaps as part of the Fund's principal investment strategies.

i.	Under "Principal Risks" of the JNL/Mellon Capital Frontier Markets 100 Index Fund, please confirm that the principal risks correspond to the principal investment strategies.

RESPONSE:  The Registrant confirms that the Fund's "Principal Risks" correspond to the Fund's principal investment strategies.

j.	Under "Principal Risks" of the JNL/Mellon Capital Frontier Markets 100 Index Fund, please tailor the disclosure of the concentration risk to be specific to the concentration of the Fund.

RESPONSE:  The Registrant believes that the concentration risk currently disclosed in the Registration Statement is adequate and would not lead to shareholder confusion because the principal investment strategies of the Fund clearly state that the Fund may concentrate its investments in an industry or group of industries to the extent that the Index the Fund is designed to track is also concentrated.

k.	Under "Principal Risks" of the JNL/Mellon Capital Frontier Markets 100 Index Fund, please include risks specific to the derivatives in which the Fund invests.

RESPONSE:  The Registrant has added derivatives risk disclosure to the "Principal Risks" of the Fund.

3.	JNL/Nicholas Convertible Arbitrage Fund

a.	On page 6, please reformat the supplement so that the changes to the JNL/Nicholas Convertible Arbitrage Fund are not confused with other changes reflected in the supplement.

RESPONSE:  The Registrant has added bold sub-headings throughout the supplement to clearly identify each section.

b.	On page 6, please revise the "Principal Investment Strategies" into plain English.

RESPONSE:  The Registrant has revised the "Principal Investment Strategies" section, as follows:

Principal Investment Strategies.  The Fund's investment strategy focuses on ~~owning~~ taking long positions in convertible bonds and short positions in ~~shorting some of~~ the ~~issuing company's~~ common stock~~. The Fund seeks to achieve its investment objective by utilizing directional hedges on the~~ underlying those ~~equity exposure of~~ convertible bonds. In seeking to identify potential investments, ~~securities invested in by the Fund.~~ Nicholas Investment Partners, L.P., the Fund's sub-adviser (the "Sub-Adviser"), implements an ~~a bottom up~~ investment approach that focuses on individual issuers, particularly small- and mid-capitalization issuers, through a combination of ~~combines~~ traditional credit analysis and ~~with~~ fundamental and quantitative equity research.

~~emphasizing small- and mid- capitalization issuers, a segment the Sub-Adviser considers to be the most inefficient area of the convertible securities market, to identify and assess the attractiveness of potential convertible securities investments.~~ The Fund may gain exposure to convertible securities through "synthetic" means, including ~~specifically~~ Equity-Linked Notes ("ELNs").  The ELNs in which ~~would allow~~ the Fund expects ~~investment team~~ to invest ~~in securities with that meet the same overall investment criteria but may not specifically offer a convertible security.  Additionally, ELNs could also be utilized to gain exposure to other market segments with limited convertible issues.  ELNs~~ typically will be unsecured~~,~~ senior bonds with returns ~~issued by a counterparty with the return of the bond~~ linked to ~~the~~ underlying equity securities (e.g., a single stock or basket of stocks) selected by the Sub-Adviser.  ELNs may be used to provide the Fund with exposure to issuers and market segments that do not offer, or offer limited, convertible securities. Similar to ~~) of~~ the Sub-Adviser's investment strategy with respect to convertible securities, ~~choice.  These securities would offer highly customizable, convertible-like exposure to companies which may not have convertible bonds available in the market today.  In owning a "synthetic convertible,"~~ the Sub-Adviser ~~will~~ generally will hedge the Fund's investments in ELNs and other synthetic ~~security just as the firm would any~~ convertible securities~~y:~~ by taking short positions in shares of the underlying equity exposure. Under normal market conditions, the Fund's exposure to ELNs would typically not exceed 10% of the Fund's total market value.

c.	Please indicate whether or not the Registrant is adding a short sale strategy. If so, please update the Annual Operating Expense Table to reflect the short sale expenses.

RESPONSE:  The Registrant confirms that a short sale strategy is currently in place for this Fund and not being newly added.  Therefore, the Registrant confirms that the Fund's Annual Operating Expense Table accurately reflects the short sale expenses of the Fund.

4.	Additional Information About Each Fund

a.
Please clarify what the Registrant is trying to do in the section entitled "Additional Information About Each Fund" and please ensure the disclosure in the summary prospectus is not identical to this section in order to provide a true summary pursuant to Item 9 of Form N-1A.

RESPONSE: The Registrant notes that it is providing disclosure pursuant to Item 9 of Form N-1A in "Additional Information About Each Fund." The Registrant has updated certain disclosure in the summary prospectus for each Fund in order to provide a summary of the Item 9 disclosure.

b.
Please update the risks in this section for both the JNL/Mellon Capital Frontier Markets 100 Index Fund and the JNL/Nicholas Convertible Arbitrage Fund to ensure they are not exactly the same as the principal risks, since this section should contain a more fulsome disclosure of risks.

RESPONSE: The Registrant confirms that the risks included in the principal risks section for the Funds are not identical to the risks provided in the section entitled "Additional Information About Each Fund," as the "Additional Information About Each Fund" section identifies risks of the fund other than principal risks (i.e., temporary defensive positon and large cash positions risk for JNL/Mellon Capital Frontier Markets 100 Index Fund and equity securities risk, interest rate risk, and temporary defensive positions and large cash positions risk for JNL/Nicholas Convertible Arbitrage Fund). Further, a more fulsome disclosure of these risks is included in the "Glossary of Risks" section of the Fund's prospectus, which is not part of this supplement.

c.	Please provide a discussion of what "Temporary defensive position and large cash positions risk" is and define in the supplement.

RESPONSE: The Registrant notes that a discussion of "Temporary defensive position and large cash positions risk" is included in the "Glossary of Risks" section of the Fund's prospectus, which is not part of this supplement.

It is the Registrant's intention to respond fully to the Commission Staff's comments, and believes that the changes described above do so fully.

If you have any questions, please call me at 312-730-9721.  Thank you for your prompt attention to this matter.

cc:            File

JACKSON VARIABLE SERIES TRUST
1 Corporate Way, Lansing, MI 48951
(517) 381-5500

August 4, 2015

U.S. Securities and Exchange Commission
Office of Insurance Products
Division of Investment Management
Attn: Sally Samuel

Re:	Jackson Variable Series Trust
File Nos: 333-177369 and 811-22613

Dear Commissioners:

I am writing on behalf of the above referenced registrant.  We acknowledge and agree that: we are responsible for the adequacy and accuracy of the disclosures in the filing; comments by the staff of the Securities and Exchange Commission ("SEC") or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and we may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions, please contact me at 312-730-9721.

Sincerely,
/s/: Diana R. Gonzalez
Diana R. Gonzalez
Assistant Vice President